Exhibit 99.1

DDC Enterprise Raises $124 Million with Participation from PAG Pegasus Fund and Mulana Investment — Founder Norma Chu joins round with $3 Million Investment to Advance Bitcoin Treasury Strategy

NEW YORK – October 8, 2025 — DDC Enterprise Limited (NYSEAMERICAN: DDC), a publicly listed company pioneering Bitcoin treasury adoption, today announced it has secured investment agreements for a $124 million equity financing round. The issuance price of $10.00 per Class A share is set close to the average closing price over the last 15 trading days and represents a 16% premium to the Company’s October 7, 2025 closing Class A share price.

The investment round is led by a distinguished consortium of investors, including PAG Pegasus Fund and Mulana Investment Management. OKG Financial Services Limited, a subsidiary of OKG Technology Holdings Limited, also participated in this round of investment. DDC’s Founder, Chairwoman, and CEO Norma Chu is also personally investing $3 million, underscoring her confidence and long-term alignment with shareholders.

Further demonstrating confidence in the company’s strategic direction and long-term value creation, essentially all the participating investors’ capital, including the Founder’s, is committed to a 180-day lock-up period from the closing date.

The newly raised capital will support the execution of DDC’s Bitcoin treasury strategy and further strengthen its position as one of the fastest-scaling institutional Bitcoin treasuries globally.

Management and Investor Commentary

“We are proud to welcome PAG Pegasus Fund, OKG, and Mulana as strategic partners and shareholders, representing some of the most admired names in global finance and digital assets. Their investment is a strong endorsement of our vision and the growing importance of public Bitcoin treasuries. This financing round contributes not only capital, but also substantial strategic value and momentum as we advance DDC’s position as a global leader in the institutional Bitcoin space. It marks an important step in a broader set of planned financing designed to support our long-term strategy.”

-- Norma Chu, Founder, Chairwoman and CEO of DDC Enterprise

“DDC’s leadership has consistently shown a deep understanding of market needs and a strong ability to execute. As DDC embarks on its next stage of growth, we recognize the potential for their platform to expand well beyond their core business. Our decision to invest reflects our anticipation for what DDC could accomplish as it accelerates and evolves.”

-- Jack Li, Partner and Founder of PAG Pegasus Fund

“DDC sets a new standard in the Bitcoin treasury space by combining rigorous discipline with rapid execution in an environment often marked by speculation. They have thoughtfully developed an institutional-grade blueprint for integrating Bitcoin treasury management into a public company framework. This blend of strategic vision and operational excellence aligns closely with Mulana’s core investment principles. We are proud to support DDC’s pursuit of one of the most ambitious Bitcoin accumulation strategies ever undertaken by a public company.”

-- Gillian Wu, Founder & CEO, Mulana Investment Management

With 1,058 BTC already secured and a goal of 10,000 BTC by year-end 2025, DDC continues to execute a disciplined roadmap of strategic financing and partnerships aimed at strengthening its position among the world’s leading institutional Bitcoin treasuries.

Maxim Group LLC acted as exclusive financial advisor for the transaction.

About DDC Enterprise Limited

DDC Enterprise Limited (NYSE: DDC) is spearheading the corporate Bitcoin treasury revolution while maintaining its foundation as a leading global Asian food platform. The Company has strategically positioned Bitcoin as a core reserve asset, executing a bold and accelerating accumulation strategy. While continuing to grow its portfolio of culinary brands, DDC is at the vanguard of public companies integrating Bitcoin into their financial architecture. For more information, visit www.ddc.xyz.

About PAG Pegasus Fund

PAG Pegasus Fund is a hybrid investment vehicle that seeks outsized returns by targeting opportunities related to industry disruption and market dislocations in public and private markets globally.

About OKG Technology Holdings Limited

OKG Technology Holdings Limited (HKEX: 1499) is a listed company on the Main Board of the Hong Kong Stock Exchange. The Company is providing custody services for digital assets, operating proprietary trading in digital assets and is dedicated to build the world’s leading blockchain technology enterprise.

About Mulana Investment Management

Mulana Investment Management Limited is a Hong Kong–based digital asset and fintech investment firm founded by Gillian Wu. Licensed by the Hong Kong SFC (Type 1, 4, 5, and 9), Mulana focuses on bridging institutional capital with emerging opportunities in blockchain and digital finance. Wu previously held senior leadership roles at Sinohope Asset, formerly Huobi Asset Management and Anbang Insurance Group, and co-founded Neptune Mutual, an on-chain parametric cover company.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements.

Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Examples of forward-looking statements include those related to the success and benefits of the partnership between DDC and Wintermute, business prospects, accumulation of Bitcoin, the Company’s goals and future activity, and any statements on the closings of offerings under financing transactions and the satisfaction of closing conditions and use of proceeds in the offerings. These statements are subject to uncertainties and risks including, but not limited to, the risk factors discussed in the Risk Factors and in Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of our Forms 20-F, 6-K and other reports, including a Form 6-K which with copies of the definitive documents related to the above transactions, to be filed with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov. It is also inherent in forward-looking statements for there to be risks, uncertainties and other factors beyond the Company’s ability to predict or control. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law.

Media Contact:

DDC Investor Relations & Media Relations:

Yujia Zhai | ddc@orangegroupadvisors.com

DDC Enterprise Press Inquiries: pr@ddc.xyz